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                         WINDSOR COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                FOR THE QUARTER ENDED DECEMBER 31, 1999



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Construction Expenditure Budget                                8

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                         WINDSOR COAL COMPANY
                          STATEMENT OF INCOME
                FOR THE QUARTER ENDED DECEMBER 31, 1999
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $32,632

COST OF OPERATION                                           33,982

OPERATING LOSS                                              (1,350)

NONOPERATING INCOME                                            744

LOSS BEFORE FEDERAL INCOME TAXES                              (606)

INTEREST CHARGES                                                19

LOSS BEFORE FEDERAL INCOME TAXES                              (625)

FEDERAL INCOME TAX CREDIT                                     (629)

NET INCOME                                                 $     4



                    STATEMENT OF RETAINED EARNINGS
                FOR THE QUARTER ENDED DECEMBER 31, 1999
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $29

NET INCOME                                                      4

BALANCE AT END OF PERIOD                                      $33


The common stock of the Company is wholly owned by Ohio Power Company.


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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         December 31,
                                                             1999
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 46,941
  Construction Work in Progress                                  28
         Total Mining Plant                                  46,969
  Accumulated Depreciation and Amortization                  40,709

         NET MINING PLANT                                     6,260

CURRENT ASSETS:
  Cash and Cash Equivalents                                  65,816
  Accounts Receivable:
    General                                                   4,803
    Affiliated Companies                                        932
  Coal                                                           30
  Materials and Supplies                                      3,459
  Other                                                         345

         TOTAL CURRENT ASSETS                                75,385

REGULATORY ASSETS                                                 9

DEFERRED INCOME TAXES                                        33,830

DEFERRED CHARGES                                                565

           TOTAL                                           $116,049



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                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                        December 31,
                                                            1999
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $0.10:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                            $   -
  Paid-in Capital                                             -
  Retained Earnings                                             33

         TOTAL SHAREHOLDER'S EQUITY                             33

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       25,693
  Mine Closure Costs                                        18,355
  Operating Reserves                                        37,919

         TOTAL OTHER NONCURRENT LIABILITIES                 81,967

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  4,054
    Affiliated Companies                                     1,239
  Taxes Accrued                                             17,795
  Accrued Vacation Pay                                         977
  Workers' Compensation Claims                               2,731
  Other                                                      1,975

         TOTAL CURRENT LIABILITIES                          28,771

REGULATORY LIABILITIES                                       5,278

           TOTAL                                          $116,049

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                         WINDSOR COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                FOR THE QUARTER ENDED DECEMBER 31, 1999


Mine Closure

   The Company announced plans to discontinue mining operations effective April 30, 2000. Consequently, a provision of $48.4 million for mine closure costs, postretirement benefits other than pensions and workman's compensation costs was recorded in July 1999. The provision is reflected in billings to Ohio Power Company and is subject to selling price normalization which is eliminated by year-end.



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                         WINDSOR COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                FOR THE QUARTER ENDED DECEMBER 31, 1999
                    (in thousands, except as noted)
                                                                                                     October through
                                                                                                         December
                                                                                                           1999
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $   -
            Paid-in Capital                                                                                  -
            Excess of Acquisition Cost Over Net Book Value                                                    172

       B. Rate of Return Allowable per HCAR No. 26573:
            10.43% per annum, 2.6075% per quarter                                                         .026075

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $      4
            2. Year-to-Date                                                                              $     17

       D. Net Income per Statement of Income                                                             $      4
            Add: Interest Charges                                                                              19
            Less: Nonoperating Income                                                                         744

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (721)
            2. Year-to-Date                                                                              $   (518)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 33,353

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (721)

       C. Cost Applicable to Current Quarter Coal Billings                                                 32,632
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    5,464
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 27,168

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                134,263

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                          $202.35

(a)    As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.
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                         WINDSOR COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                FOR THE QUARTER ENDED DECEMBER 31, 1999


                                                       (in thousands)

Direct Labor-UMW*                                          $   758
Indirect Labor-UMW*                                          1,629
Benefits-UMW*                                                2,588
Salaries and Benefits-Nonunion                               2,009
Operating Supplies                                             951
Repair Parts and Materials                                   1,273
Electricity and Other Utilities                                 30
Outside Services-Maintenance, Haulage and Reclamation          906
Taxes Other Than Federal Income Taxes**                      1,360
Rental of Equipment                                              7
Depreciation, Depletion and Amortization                     3,653
Royalties                                                      174
Mining Cost Normalization***                                14,480
Other Production Costs                                       4,148

Subtotal                                                    33,966

Transfers of Production Costs (to)/from Coal Inventory          16

          Total                                            $33,982

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in benefits.
*** Represents the deferral/accrual required to establish a monthly selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                         WINDSOR COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                            December 31, 1999
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   623    $  -       $  623

Mining Structures and Equipment       35,848     31,755     4,093

Coal Interests (net of depletion)        429       -          429

Mine Development Costs                10,041      8,954     1,087

    Total Mining Plant
      in Service                     $46,941    $40,709    $6,232

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                         WINDSOR COAL COMPANY
                CONSTRUCTION EXPENDITURE BUDGET - 2000*


Description                                            Budgeted Amount
                                                        (in thousands)


The Company has no construction expenditures planned for 2000.













































* This budget does not include any possible lease transactions.